Contact

www.linkedin.com/in/umohii
(LinkedIn)

Top Skills

Java Enterprise Edition
Software Development
Java

Inyang U.

Staff Engineer
Santa Clara, California, United States

Experience

CurbCutOS, Inc. (formerly Nebula Media Group)
Chief Technology Officer
August 2022 - Present (10 months)

vArmour
Release Engineer
January 2016 - Present (7 years 5 months)
San Francisco Bay Area

Jive Software
Release Engineer
October 2012 - June 2016 (3 years 9 months)

Yahoo!
Techical Yahoo! Senior
2011 - 2012 (1 year)

Axum Technologies
Co Founder
2008 - 2011 (3 years)
Calabar, Nigeria

Citigroup
Analyst
2004 - February 2008 (4 years)

CR Software, Inc.
Software Developer
August 2001 - August 2003 (2 years 1 month)

Education

University of Southern California
Master of Science (MSc), Computer Science · (2003 - 2004)

University at Albany, SUNY

Bachelor of Science (B.Sc.), Computer Science · (2000 - 2001)

Rensselaer Polytechnic Institute

· (1998 - 1999)